4-30-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 29 April 2002

By: John Griffin
Authorised Signatory

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

BG GROUP PLC

THIRD ANNUAL GENERAL MEETING – ADDRESSES FROM THE CHAIRMAN AND CHIEF EXECUTIVE

BELOW ARE THE ADDRESSES GIVEN BY RICHARD V. GIORDANO, CHAIRMAN AND FRANK CHAPMAN, CHIEF EXECUTIVE AT THE BG GROUP PLC AGM HELD TODAY (MONDAY 29 APRIL 2002)

CHAIRMAN

In a few moments I will hand you over to Frank Chapman to tell you about last year's business performance. But first, I would like to take a few minutes to highlight our accomplishments in our second year following the demerger of the Lattice Group.

As you will recall, the restructuring of British Gas created three new successful companies, each focusing their skills on different business opportunities...

Centrica, the "British Gas" we see in the UK, supplying gas and a host of other products directly to customers; the Lattice Group, developing and managing the UK's gas pipeline network; and BG Group, the international integrated gas company with activities across the whole range of gas operations from exploration to the end consumer.

The creation of these three companies has been very rewarding to our shareholders. This slide shows the share price of a British Gas share prior to the first demerger and the share prices of the three new companies. A shareholder who bought shares in British Gas in June 1996 at around £1.80 per share could now hold shares in the three companies which, together with money received by way of share buybacks, have a combined value approaching £7.00.

Now let's look at how the businesses that currently comprise BG Group have fared in that same period. This chart shows the growth in operating profit of those businesses since the time of the first demerger. This is an outstanding record.

This outstanding performance has, of course, translated to a strongly rising share price for the new BG Group. From this chart you can see that the BG share price since the second demerger has out-performed the FTSE index. At the time of demerger, just 18 months ago, BG Group was positioned 33rd in the FTSE 100 list of companies. Since then, we have moved steadily up the index and we are now placed within the top 25 largest UK listed companies.

The value of the current BG Group now exceeds £10 billion, which is close to what the entire old British Gas was worth back in 1996.

In the Report and Accounts we announced a dividend payment for this year. The total dividend will be 3 pence per share, keeping the Board's commitment to maintain the annual dividend in real terms. This will allow an appropriate retained level of earnings to ensure attractive investment opportunities can be taken, thus maintaining the company's growth goals.

Our expertise is in natural gas and covers every aspect of the gas chain, from field discovery to supplying gas at the burner tip. BG's core skill is the development, management and supply of natural gas markets around the globe. Not only do we retain the old British Gas reputation for engineering excellence, but we have also developed the commercial skills to become a market maker, matching supply with demand in these gas markets. It is now widely acknowledged that we possess these core skills across the entire gas chain, and on the back of these skills we will continue to exploit the numerous opportunities in this global gas market that will sustain our growth into the future.

As we all know, over the past twelve months, the world economy has experienced a slow-down. The depth and length of this slow-down is now the subject of considerable debate. However, the consensus of energy analysts predicts lower oil and gas prices than we have experienced over the past couple of years, but I must say, given the current political situation in the Middle East, there is likely to be a high degree of volatility going forward.

With a predominately gas portfolio and a spread of business across the gas chain, BG Group has some protection against the volatility of the global oil markets. This was demonstrated by the robust performance that the company delivered in the third and fourth quarters of last year, in contrast to the more subdued performance of our oil sector competitors.

We believe that our portfolio of businesses, together with our distinctive gas chain strategy, will allow continued performance in an increasingly difficult climate. Natural Gas is abundant. It is affordable and it is clean. It is the most environmentally friendly of the fossil fuels, and hence it is the fuel of choice, not only in the developed markets of North America and Europe but also in emerging markets around the globe.

Plentiful and affordable energy sources are the bedrock of economic development and there are many emerging markets around the world that are hungry for economic growth. This is why the projected growth in demand for natural gas exceeds that of other major fuels. As the Integrated Gas Major, we are very well positioned to exploit the many opportunities.

I said earlier that, as well as the strong financial accomplishments delivered last year, BG made a host of other achievements. We are particularly proud of our achievements in health, safety and the environment. Last Saturday evening, at a special event in London, I presented the Chairman's Awards for occupational health, safety and environmental performance. At that ceremony we celebrated leading examples of innovation and professionalism of which the best companies in the world would be proud. I am pleased to say that this year, once again, we demonstrated strong improvement in this field. Our performance is among the best in the industry and we have once again delivered strong year on year improvement.

We believe that we have a responsibility to minimise the impact of our operations on the environment. I am pleased to report that this year our business in North West India, Gujarat Gas, joined the growing list of our operations that have attained the international standard ISO14001 for environmental management. This is quite an accolade. It recognizes that Gujarat Gas meets the highest international standards in this activity. BG seeks to meet internationally accepted standards wherever we operate and we aim to deliver continual performance improvements.

So, to sum up before I hand you over to Frank, I am very pleased with the progress your company achieved last year, having delivered both a robust financial performance together with strong progress in business performance. Frank Chapman will now review the business highlights....

CHIEF EXECUTIVE

Thank you Chairman, good morning ladies and gentlemen.

I am delighted to be here once again, particularly as I have the pleasure today of reporting on another year of strong progress for BG Group. In 2001, BG Group took great strides forward in each of its four main business segments, in Exploration and Production, in Liquefied Natural Gas, in Power Generation and in Transmission and Distribution.

You heard last year about the emphasis we place on instilling a strong performance culture within our organisation. And I am pleased to report that this is now bearing fruit. It is this focus on performance that is helping BG to deliver successfully against the most demanding of targets. Once again, we have achieved a year of strong financial growth. Turnover was up year-on-year by 13% and operating profit rose by a substantial twenty one per cent. Important to note here also is that if the effect of oil and gas prices is stripped out, our underlying growth was twenty two per cent over the year. Earnings and earnings per share both rose by thirteen per cent.

So what has led to these good results?

Well:

- We have continued to deliver our capital investment projects. These are central to meeting our demanding growth targets.

- We have made further good progress with commercialising our projects around the world.

- And our industry leading exploration performance continues to add to our reserves base.

So let me take each of these areas in turn and give you a little more detail of our activities.

Last year we made tremendous progress in bringing projects around the world on stream, consequently adding to our production volumes. In the UK, the Blake and Elgin Franklin fields were brought into production and phase two of the Seabank power plant was commissioned.

In Egypt, the Rosetta gas field came on stream, serving the Egyptian domestic market. Together these new upstream projects contributed to an increase of some 6% in oil and gas production volumes.

The CPC pipeline was completed and the first cargo of Caspian crude loaded on the Black Sea. This pipeline will be the export route for our giant Karachaganak field when production facilities and the interconnecting pipeline have been built next year.

In Brazil, Comgas, our distribution business in Sao Paulo, continued to deliver strong growth in volumes and profits, helping the transmission and distribution segment deliver a 38% increase in throughput.

Our Liquefied Natural Gas business also made significant progress, increasing its turnover by some one hundred and sixty per cent over the year.

So, strong growth in volumes last year, matched by strong profit growth.

Aside from the projects completed in 2001, important progress was also made towards realization of major investments, for example, in the two train expansion of Atlantic LNG and its associated upstream project of NCMA, Jade and Juno projects in the North Sea, Scarab and Saffron in the Nile Delta of Egypt, Karachaganak in Kazakhstan and the San Lorenzo power project in the Philippines.

Thinking now for a moment about sustaining our growth, last year we made further very good progress towards commercialising new assets. Most notably with Egyptian LNG. Here we are moving fast to create a new LNG export scheme in Egypt. BG is well on the way to commercializing the first train of Egyptian LNG with sufficient reserves certified, Government agreements in place, and heads of terms agreed with our customer Gdf. The result is that BG is leading the field in developing an integrated LNG chain in Egypt.

We also secured access to the largest and most liquid gas market in the world, through the purchase of all of the available capacity at the Lake Charles LNG terminal in the United States, for a period of twenty-two years. This was a strategic move for BG and forms the central part of our developing position in the Atlantic Basin LNG market.

In the UK, we have made good progress on the exciting Buzzard discovery in the North Sea. This field has the potential to be the largest field to be discovered in UK waters for the last decade, with recoverable reserves of over 400 million barrels, and we are still drilling to appraise the field further.

Also in the UK we gained government approval for the development of the Juno project.

In Trinidad, we have submitted plans for the development of the Dolphin Deep and Starfish fields, which will supply the proposed Train 4 expansion of our Atlantic LNG business.

And finally, we have finished the front-end engineering study for Tangguh LNG in Indonesia.

So, all in all a very busy year on commercialisation and great progress made towards turning our reserves base into revenue streams.

We also had a busy year with exploration and appraisal activity and, out of the fourteen wells we drilled last year, we had a seventy one per cent success rate. We managed to replace proved reserves by two hundred and sixty four per cent last year, which gives us a two hundred and eighty seven per cent average over the last three years.

In 2001 we added reserves in the UK, with further drilling on the significant Buzzard discovery; we added reserves in Egypt, maintaining our 100 per cent success record here; and we added reserves in Kazakhstan with further successful appraisal of the giant Kashagan field.

All in all a very strong performance by our exploration team.

These exploration successes, together with progress on commercialisation, have led to very substantial increases to our reserves base. Proved reserves rose by 14% to almost 1.5 billion barrels oil equivalent and proved plus probable reserves rose 36% to over 4.1 billion boe. And I should remind you that beyond our 4.1 billion proved and probable reserves, we have a further 1.5 billion barrels of unbooked resources, and an additional 1.2 billion barrels of risked exploration prospects. When added together this gives some sixty-three years of production, at last year's production rate. It is this very strong and increasing reserves base that will help underpin our future growth programme.

In the last twelve months we also made some important changes to our portfolio. These include the completion of the planned divestment of our Storage business for 421 million pounds. We transferred the Wingas contract, which we inherited at the time of the Centrica demerger. We sold part of our interest in Phoenix Natural Gas Company in Northern Ireland and we divested a number of non-core assets in Italy.

On the other side of the equation, as I mentioned earlier, we bought the Lake Charles capacity rights. We are in the process of securing additional Kashagan equity and we acquired new exploration licences in Spain.

However most notably this year, we purchased significant upstream interests in India, including interests in the Panna, Mukta and Tapti fields, located off the western coast. India is one of the fastest growing gas markets in the world and the assets we have acquired will allow us to take a strategic position here. These assets fit well with our established distribution businesses and will help us to develop India as our sixth core area, with a range of gas chain businesses and opportunities.

So to look forward, what is in store for us this year? Well, we will benefit from a full year's contribution from the projects that came on stream in 2001, but we will also benefit from the new and exciting projects, which will come into production this year.

We have already seen the start up of the Jade field in the North Sea in February, and later this year we expect to bring the NCMA fields in Trinidad and the Juno fields in the UK into production. Together with our new Indian upstream assets, we expect E&P volume growth of more than twenty per cent this year. Equally, Atlantic LNG Train Two, the San Lorenzo power plant in the Philippines and continued strong performance in Comgas should ensure that all business segments progress strongly in 2002.

And there will be no let up in our drive to deliver the projects which will fuel growth in 2003. Atlantic LNG Train Three, the Scarab and Saffron fields in Egypt and Karachaganak will feature strongly in this programme, and all are progressing well.

We at BG are very well aware of our corporate responsibilities. The BG Foundation was created in 1998, with the aim of making socially responsible contributions to the communities in which we work. The Foundation has a theme of skills transfer, equipping people with the personal, technical, commercial and environmental skills needed to develop a useful role in their community. In 2001, the Foundation made voluntary and contractual contributions of £6.9 million, in cash and in kind to social projects. Last year the Foundation has supported numerous projects around the world that enhance the lives of local people.

Just to give you a flavour of the types of projects the Foundation undertakes, here are a few examples. In India, the Foundation contributed to the Gujarat earthquake relief fund and has recently agreed support for the charity Sight Savers International which combats blindness in developing countries. In Trinidad and Tunisia the Foundation provided a gas powered science bus to visit schools and rural communities. Whilst in Kazakhstan the BG Chair of Environmental Technology trains engineers, scientists and managers to apply a multi-disciplinary approach to the legacy of environmental problems there.

This year, in the interest of greater transparency, we have enhanced our external reporting by introducing our first social and environment report. In addition to reporting on health, safety and environmental performance, this report covers our business principles, human resources practices, security policy and community involvement.

In conclusion, I would like to say that 2001 was a year of significant success and progress for BG Group.

- Strong financial results
- Projects delivered
- A leading exploration performance
- Some key portfolio changes
- And important advances on the HSE front

The major achievements your company has reported this year could only have been realised through the efforts of BG employees around the world. I would like to thank them on your behalf for all their hard work and commitment in making 2001 a highly successful year for BG Group. Thank you.

There are matters discussed in this announcement that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2001. BG Group takes no responsibility to update forward looking statements. The price at which shares have been bought or sold in the past or the past yield on those shares cannot be relied upon
as a guide to future performance. Nothing in this announcement shall be construed as an invitation or inducement to underwrite, subscribe for, or otherwise acquire or dispose of shares, securities or other controlled investments for the purposes of the Financial Services and Markets Act 2000 .

BG Group plc
29 April 2002